EXHIBIT 12.1

UTi WORLDWIDE INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2014	2013	2012	2011	2010
Pre-tax (loss)/income from continuing operations (net of non-controlling interest in net income)	$(29,846)	$(42,149)	$114,648	$107,852	$69,928
Add: Fixed charges computed below	71,792	68,532	71,012	67,246	59,305
Minus: Capitalized interest	(2,252)	(6,908)	(4,156)	(1,935)	(1,379)

Consolidated earnings available for Fixed Charges	$39,694	$19,475	$181,504	$173,163	$127,854

Consolidated Fixed Charges
Interest per financial statements	$34,165	$30,486	$31,908	$30,557	$22,942
Portion of rentals (1/3) representing an interest factor	37,627	38,046	39,104	36,689	36,363

Consolidated Fixed Charges	$71,792	$68,532	$71,012	$67,246	$59,305

Consolidated Ratio of Earnings to Fixed Charges(1)	—	—	2.6x	2.6x	2.2x

(1)	UTi’s earnings were insufficient to cover its fixed charges by $32,098 and $49,057 for the fiscal years ended January 31, 2014 and 2013, respectively.